UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P.O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Shreveport, Louisiana

June 24, 2016

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments at fair value (Note 3)	$23,298,371	23,339,705

Liabilities
Accounts payable	2,888	2,757
Excess contributions payable to participants	—	1,091

Total liabilities	2,888	3,848

Net assets available for benefits	$23,295,483	23,335,857

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Contributions
Employee	$1,068,896
Employer, net of forfeitures	702,695
Rollover contributions	32,112

Total contributions	1,803,703

Investment loss
Dividends and interest	1,262,946
Net depreciation in fair value of investments	(1,594,555)

Total investment loss	(331,609)

Total additions	1,472,094

Deductions from net assets attributed to:
Benefits paid to participants	1,498,380
Administrative expenses	14,088

Total deductions	1,512,468

Net decrease in net assets available for benefits	(40,374)

Net assets available for benefits
Beginning of year	23,335,857

End of year	$23,295,483

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 – Description of Plan

The following description of the Thrift Plan of Deltic Timber Corporation (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the plan’s provisions.

General

The Plan is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year, and becomes eligible to participate following the completion of 30 days of service. Employees hired or rehired on or after January 1, 2015, or enter or reenter covered employment on or after January 1, 2015, will be an Automatic Active Participant and will be eligible for Automatic Employer Contributions beginning on the first day of the month following the date of satisfaction of eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions, (d) rollovers from other qualified plans, and (e) Automatic Employer Contributions for employees hired or rehired on or after January 1, 2015.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. The employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation. In addition, for Automatic Active Participants the Automatic Employer Contribution is equal to four percent of the participants’ compensation for the pay period. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2015. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 – Description of Plan (cont.)

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants who were employed on December 31, 2014 will continue to be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions. For those employed on or after January 1, 2015, the employee will be 100 percent vested in the automatic employer contributions and the investment returns of the automatic employer contributions after the employee completes three years of service, or if the employee is employed by the employer on or after the employee’s normal retirement age.

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. During 2015, $1,627 in forfeitures were used to pay administrative expenses. At December 31, 2015, there were $602 in forfeited non-vested accounts, while at December 31, 2014, there were none.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 – Description of Plan (cont.)

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. There was no liability for excess contributions payable to participants at December 31, 2015 and the liability was $1,091 at December 31, 2014.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)”. The ASU eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value (“NAV”) per share (or its equivalent) using the practical expedient in FASB Accounting Standards Codification Topic 820, Fair Value Measurement. This update will be effective for the Plan on January 1, 2016.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (cont.)

FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the plan. The amendments in Part II of this update require that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. In addition, certain other investment disclosures are eliminated. This update will be effective for the Plan on January 1, 2016. This update is not expected to have a material impact on the Plan’s financial statements.

Note 3 – Investments

During 2015, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $1,594,555, as follows:

Mutual funds	$(1,103,373)
Equity securities	(491,182)

$(1,594,555)

The following table presents the Plan’s investments with separate identification of those that represent five percent or more of the Plan’s net assets at December 31, 2015 and 2014:

	2015	2014
Cash and cash equivalents	$1,944,150	2,174,503

Mutual funds:
Dreyfus Bond Market Index Inv	2,586,707	2,273,055
Federated Mid-Cap Index Svc	1,888,764	1,989,201
Janus Triton S	1,557,553	1,522,364
Vanguard 500 Index Admiral	3,575,626	3,419,777
MFS Total Return R3	1,762,670	1,824,914
T. Rowe Price Growth Stock R	2,644,383	2,416,556
Royce Opportunity Fund Service[2]	1,078,751	1,174,129
BlackRock Equity Dividend A	1,702,047	1,936,604
MFS International Value R3	1,227,334	—
Other mutual funds[1]	1,489,181	2,331,805

	19,513,016	18,888,405

Equity securities:
Deltic Timber Corporation common stock	1,529,486	1,727,117
Other equities[1]	311,719	549,680

	1,841,205	2,276,797

Total investments	$23,298,371	23,339,705

[1]	Individually less than five percent
[2]	Current year is less than five percent

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash equivalents: Valued at cost, which approximates fair value.

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 4 – Fair Value Measurements (cont.)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014. There were no transfers between levels during 2015.

		Fair Value Measurements at Reporting Date Using
	December 31, 2015	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Cash and cash equivalents	$1,944,150	1,944,150	—	—

Mutual funds:
Small/mid cap	4,525,068	4,525,068	—	—
Large cap	8,365,487	8,365,487	—	—
Balanced	1,762,670	1,762,670	—	—
International	2,273,084	2,273,084	—	—
Bond	2,586,707	2,586,707	—	—

Total mutual funds	19,513,016	19,513,016	—	—

Common stocks:
Deltic Timber Corp	1,529,486	1,529,486	—	—
Murphy Oil Corp	190,557	190,557
Murphy USA	121,162	121,162	—	—

Total common stocks	1,841,205	1,841,205	—	—

Total plan assets at fair value	$23,298,371	23,298,371	—	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 4 – Fair Value Measurements (cont.)

		Fair Value Measurements at Reporting Date Using
	December 31, 2014	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
Cash and cash equivalents	$2,174,503	2,174,503	—	—

Mutual funds:
Small/mid cap	4,685,695	4,685,695	—	—
Large cap	8,007,749	8,007,749	—	—
Balanced	1,824,914	1,824,914	—	—
International	2,096,992	2,096,992	—	—
Bond	2,273,055	2,273,055	—	—

Total mutual funds	18,888,405	18,888,405	—	—
Common stocks:
Deltic Timber Corp	1,727,117	1,727,117	—	—
Murphy Oil Corp	412,321	412,321
Murphy USA	137,359	137,359	—	—

Total common stocks	2,276,797	2,276,797	—	—

Total plan assets at fair value	$23,339,705	23,339,705	—	—

Note 5 – Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan has been amended since the date of this letter, however, the Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2012.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 6 – Related Party Transactions

Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of Deltic Timber Corporation, the Plan sponsor, are party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$23,295,483	23,335,857
Accrued administration fees	2,888	2,757
Excess contributions payable to participants	—	1,091

Net assets available for benefits per Form 5500	$23,298,371	23,339,705

The following is a reconciliation of corrective distributions per the financial statements to Form 5500 for the year ended December 31, 2015:

2015
Corrective distributions per the financial statements	$—
Excess contributions paid to participants	1,091

Corrective distributions per Form 5500	$1,091

Corrective distributions in the financial statements have been reduced by excess contributions payable as of December 31, 2014. The Form 5500 reports participant distributions on the cash basis.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2015 and 2014

Note 9 – Reconciliation of Financial Statements to Form 5500 (cont.)

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2015:

2015
Administrative expenses per the financial statements	$14,088
Change in administrative expenses payable	(84)

Administrative expenses per Form 5500	$14,004

Administrative expenses are recorded on the cash basis in the Form 5500.

Note 10 – Subsequent Events

Effective January 4, 2016, the following target date funds were added to the Plan investment options for Plan participants, T. Rowe Price Retirement 2020 Fund (R), T. Rowe Price Retirement 2030 Fund (R), T. Rowe Price Retirement 2040 Fund (R), T. Rowe Price Retirement 2050 Fund (R), and the T. Rowe Price Retirement 2060 Fund (R).

Effective May 16, 2016, the MFS New Discovery Value Fund (R3) was added to the Plan as an investment option for Plan participants and the Royce Opportunity Fund Service was frozen to new contributions.

The Company has evaluated subsequent events through June 24, 2016, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

EIN/PN 71-0795870/001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)2

December 31, 2015

Identity of Issue	Description of Investment		Current Value
Cash and cash equivalents
SunTrust Bank FDIC Insured Account[1]	$1,943,548		$1,943,548
Federated Prime Obligation Fund	601.610	shares	602

Equity securities
Deltic Timber Corporation common stock[1]	25,980.743	shares	1,529,486
Murphy Oil Corporation common stock	8,488.053	shares	190,557
Murphy USA common stock	1,994.762	shares	121,162

			1,841,205

Mutual funds
BlackRock Equity Dividend A	81,243.289	shares	1,702,047
Royce Opportunity Fund Service	108,417.229	shares	1,078,751
Federated Mid-Cap Index Svc	81,202.226	shares	1,888,764
T. Rowe Price Growth Stock R	51,447.145	shares	2,644,383
Vanguard 500 Index Admiral	18,970.854	shares	3,575,626
American Century Growth A	11,054.556	shares	302,563
MFS Total Return R3	102,600.095	shares	1,762,670
Vanguard Developed Markets Index Inv	88,472.918	shares	1,045,750
MFS International Value R3	36,161.869	shares	1,227,334
Dreyfus Bond Market Index Inv	251,380.648	shares	2,586,707
Putnam Equity Income A	7,317.832	shares	140,868
Janus Triton S	72,042.224	shares	1,557,553

			19,513,016

			$23,298,371

[1]	SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.
[2]	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 24, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 24, 2016	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President, Treasurer, Chief Financial Officer, and Vice Chairman of Pension, Investment, and Employee Benefits Committee, Deltic Timber Corporation